Protagenic Therapeutics, Inc.

149 Fifth Avenue

New York, NY 10010

December 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Protagenic Therapeutics, Inc. Registration Statement on Form S-3 Filed June 14, 2024 File No. 333-280244

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Protagenic Therapeutics, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-280244) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 14, 2024 (the “Registration Statement”), be declared effective on December 24, 2024, at 12:00 pm, Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Alexander K. Arrow
Alexander K. Arrow Chief Financial Officer

cc: Dean Colucci, Duane Morris LLP